December 2, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dan Crawford

Re:	Quoin Pharmaceuticals, Ltd.
Registration Statement on Form S-3
Filed November 7, 2025 File No: 333-291385

Dear Mr. Crawford:

Quoin Pharmaceuticals, Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-291385) (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Thursday, December 4, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Melissa Palat Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify Ms. Murawsky when this request for acceleration has been granted.

Very truly yours,

QUOIN PHARMACEUTICALS, LTD.

By:	/s/ Michael Myers
	Name:	Dr. Michael Myers
	Title:	Chief Executive Officer

cc:   Melissa Palat Murawsky, Esq., Blank Rome LLP